Exhibit 3.2

AMENDMENT TO THE AMENDED AND RESTATED
BYLAWS OF LINCOLN NATIONAL CORPORATION
(Effective May 26, 2011)
.

ARTICLE IX.

Amendments.

These bylaws may be altered, amended or repealed and new bylaws may be made by a majority of the whole board of directors at any regular or special meeting of the board of directors.  Any bylaws made by the directors under the powers conferred hereby may be altered, amended or repealed by the directors or shareholders, provided, however, that no bylaw may be adopted that is inconsistent with the Indiana Business Corporation Law, as the same may be amended from time to time.  Notwithstanding the foregoing and anything in these Bylaws or the Articles of Incorporation to the contrary, Sections 2, 5, 10, 11, 12 and 13 of Article I, Sections 1, 2, 3, 4, 5, 6, 7 and 10 of Article II, and all sections of Articles VII, VIII and IX of these bylaws shall not be altered, amended or repealed by the shareholders and no provision inconsistent therewith shall be adopted without either:

(1)	the approval of the board of directors, or

(2) at any regular or special meeting of the shareholders upon the affirmative vote of the holders of three-fourths (3/4) or more of the combined voting power of the outstanding shares of the corporation entitled to vote generally in the election of directors if notice of such alteration, amendment or repeal is contained in the notice of such meeting.